September 28, 2005

Via Facsimile and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0306

Attn: Donald C. Hunt, Esq., Attorney Advisor

Re:
SpatiaLight, Inc. (the “Company”), Post Effective Amendments No. 1 to Registration Statements on Form S-3 filed August 23, 2005 (File No. 333-122391, the “Financing Registration Statement”) (File No. 333-122392, the “Shelf Registration Statement”), and Documents Incorporated by Reference Therein

Ladies and Gentlemen:

This letter is submitted to the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in response to the comments, dated September 1, 2005, of the Staff with respect to the Company’s Post Effective Amendments, dated August 23, 2005 (collectively, the “Post Effective Amendments”) to the Financing Registration Statement and the Shelf Registration Statement (collectively, the “Registration Statements”) on Form S-3 referenced above (the “Commission Letter”). For the Staff’s convenience, the responses set forth below are numbered to correspond to the comments in the Commission Letter and we have also set forth such comments for the convenience of the Staff.

We are filing with the Commission via EDGAR concurrently herewith Amendment No. 1 to our Quarterly Report on Form 10-Q for the period ended June 30, 2005. For the Staff’s convenience, we are also forwarding four (4) courtesy copies of such Amendment No. 1. These courtesy copies are marked to show changes from our original Quarterly Report on Form 10-Q. These changes reflect responses to the Staff’s comments contained in the Commission Letter, as well as the updating of certain information.

Post-Effective Amendments to Forms S-3 (File Nos. 333-122391 and 333-122392)

1.	Tell us what legal authority you are relying on that you believe permits you to withdraw a required portion of a registration statement by post-effective amendment.

We are not aware of any specific regulation or statute authorizing the withdrawal, by post-effective amendment, of an auditor’s consent to incorporate by reference its report on a company’s financial statements for prior fiscal years. We recognize that the auditor’s consent constitutes a required exhibit to each of the Registration Statements. We respectfully submit, however, that the filing of the Post-Effective Amendments was the most effective means to inform the investing public of the problem with BDO’s consent and was a reasonable first corrective step with respect to the matter. Further, we believe this approach was consistent with the approach and objectives of the regulatory regime governing disclosures by public companies.

If the Staff has additional guidance or would prefer that we approach the problem from a different perspective or make additional disclosures or filings, we would appreciate the Staff’s guidance, although we fully appreciate that it is the Company’s and not the Staff’s duty to undertake and effect the proper filings under the federal securities laws.

2.	We note the disclosure that BDO Seidman will not grant its consent to have its reports on your financial statements for the years ended December 31, 2003 and 2002 incorporated into your Forms S-3.

•	Please describe to us the circumstances surrounding the auditor’s decision not to grant its consent, including the dates and content of all communications with the auditor.

•
Please clarify for us whether the auditor has withdrawn its opinion and its association with these financial statements and, if so, discuss the impact on your Forms 10-K for the years ended December 31, 2004, 2003 and 2002 and address how you intend to alert investors of this event, taking into account the requirements of Item 4 of Form 8-K.

•	Clarify for us the impact of the auditor’s decision on its reviews of the Forms 10-Q you filed with the Commission during the years ended December 31, 2004, 2003 and 2002.

We are not aware of the internal decision-making processes of BDO with respect to any decision by BDO not to grant its consent to the incorporation by reference of its reports on the Company’s financial statements for the 2002 and 2003 fiscal years. To the Company’s knowledge, the origin of BDO’s initial refusal to give its consent as to the Company’s amended Registration Statements arose from a billing dispute between BDO and the Company. Prior to the emergence of this billing issue, BDO had given the Company its consents to incorporate by reference BDO’s report for the Company’s audited financial statements for fiscal years 2003 and 2002 in connection with the filing of these same Registration Statements. BDO also gave its consent to incorporate by reference these same financial statements to the filing of four individual amendments to these Registration Statements (three amendments with respect to the Financing Registration Statement and one with respect to the Shelf Registration Statement). Specifically, BDO granted its consent to incorporate by reference the audited financial statements in our Registration Statements filed on January 31, March 31, April 27, and May 13, 2005 and in our Form 10-K for the year ended December 31, 2004.

We are aware of communications between our employees and BDO in approximately late June 2005 concerning the payment of fees to BDO and the issue of consents. On June 19 and June 23, 2005, Claudia Spencer, a BDO engagement partner, sent e-mails to one of our employees, in which she referred to a billing issue between the Company and BDO. In late June, Sandi Harrison, our Assistant Corporate Secretary, spoke by telephone with Ms. Spencer, who stated that consents would not be provided until outstanding invoices were paid. The Company disputed the amount of BDO’s fees and so advised BDO. It is conceivable that there were other conversations along these same lines. Furthermore, in early August 2005, our former Corporate Controller contacted BDO in an attempt to resolve issues relating to outstanding invoices. Subsequently, in mid to late August 2005, there were additional communications between BDO and the Company regarding the BDO consents.

BDO Seidman has not withdrawn its opinion or its association with the Company’s financial statements that it audited for the years ended December 31, 2003 and 2002. Therefore, we do not believe that there is any impact of BDO’s decision upon the Forms 10-Q and 10-K referred to in your letter. We also note that Odenberg, Ullakko, Muranishi & Co. LLP, our current independent auditor, has not withdrawn its consent to use its reports on our financial statements and notes thereto for the year ended December 31, 2004. We have also engaged OUM to audit our financial statements for fiscal years 2002 and 2003 and will request OUM to render a report, which will be incorporated by reference into our Registration Statements.

3.	We note your reference to your August 5, 2005 sale of 500,000 shares. Tell us about any other sales that occurred under either registration statement.

The Company has not made any other sales of shares under either of the Registration Statements. With respect to the Financing Registration Statement, as we noted in the applicable Post-Effective Amendment, we advised, on or about August 23, 2005, the Selling Shareholders that until further notice, no sales could be effected under the Financing Registration Statement. Concurrently, we also advised in writing the purchasers of the Company’s shares sold under the Shelf Registration Statement that they should make no further sales of the shares that were sold under the Shelf Registration Statement.

4.
Confirm that the registration statements will not be used to offer and/or sell securities until (1) you have made filings that fully comply with all disclosure requirements, including authorized consents for you to use all audit reports required in the filings, and (2) the Commission, or the staff pursuant to delegated authority, declares the appropriate filings effective.

We hereby confirm that the Registration Statements will not be used by the Company to offer or sell securities until the two conditions set forth in the Staff’s comment letter have been satisfied. We have also advised our transfer agent that until further notice, it should not process any transfers of the Company’s common shares made pursuant to the Registration Statements. We have also advised the purchasers of shares sold under the Shelf Registration Statement that until further notice they should not make further sales of such common shares.

Form 8-K, Filed August 5, 2005

5.
We note your disclosure that Kim Tsuchimoto was designated as your Principal Financial and Accounting Officer on July 20, 2005. Tell us why the Form 8-K was not filed timely, and confirm your understanding that you are not eligible to use short-form registration statements going forward.

The disclosure that Kim Tsuchimoto was designated as our Principal Financial and Accounting Officer on July 20, 2005, was an error. In fact, our Board of Directors did not designate her as Principal Financial and Accounting Officer until August 1, 2005, when it acted by means of a unanimous written consent, dated August 1, 2005. A draft of the Form 8-K was prepared in late July (and dated July 20, 2005) in anticipation of her imminent appointment as Principal Financial and Accounting Officer. The draft of the Form 8-K was unfortunately not updated when the unanimous written consents were signed by all of our directors, and thus the definitive Form 8-K that was filed contained the incorrect appointment date. We note that the cover page to the Form 8-K did indicate the proper trigger date of August 1, 2005 for the filing of that Form 8-K. In light of the fact that the Company has since accepted Ms. Tsuchimoto’s resignation, which was disclosed in a current report on Form 8-K dated August 29, 2005, the Company has not undertaken to file an amendment to this Form 8-K solely for the purpose of correcting this error because we believe it is not material to investors at this time. Accordingly, we believe that the Form 8-K was timely filed and we respectfully submit that the Company remains eligible to use registration statements on Form S-3.

6.	Tell us why your principal financial officer and your controller or principal accounting officer did not sign your registration statements as amended on July 27 and August 23.

Kim Tsuchimoto did not sign the July 27 amendments because, as noted above, her appointment as the Company’s principal Financial and Accounting Officer was not effective as of that date. She did not sign the August 23 amendments because she resigned prior to the execution of the filing, and was therefore no longer the Company’s Principal Financial and Accounting Officer.

Form 10-Q for the Quarterly Period Ended June 30, 2005, Filed August 9, 2005

Note 12. Subsequent Events, page 17

7.
We see that on August 5, 2005 you sold 500,000 of your common shares at a purchase price of $5.40 per share to certain institutional investors and those purchasers were also extended a 30 day option to purchase additional shares at a fixed price of $5.50 per share. Please tell us how you have accounted for this option to purchase additional shares at a fixed price and cite the accounting guidance upon which you based your accounting.

The Company accounted for the 30 day right or option to purchase an additional 225,000 shares (the “Investment Right”) at a fixed price of $5.50 per share as equity, since the Company had an effective registration statement under which it could have issued registered shares to the Investment Right holders, if the Investment Right was exercised. The fair value of the Investment Right on the date of issuance, August 5, 2005, was $153,000 and was calculated using the Black-Scholes option pricing model, using the following assumptions: stock price $5.77, exercise price $5.50, volatility 54.61%, risk free interest rate 3.33%, contractual term of 30 days and dividend yield of zero.

On August 23, 2005, the Company filed a Post-Effective Amendment to the Form S-3 Shelf Registration Statement declared effective on July 29, 2005, under which we stated that no further sales of securities under the Registration Statement would be made until the matters discussed in the Post-Effective Amendment are resolved. On August 23, 2005, we reclassified the fair value of the Investment Right of $94,500 from equity to a liability pursuant to paragraphs 10 and 14 of EITF 00-19: "Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.” The fair value of the Investment Right was calculated using the Black-Scholes option pricing model, using the following assumptions: stock price $5.24, exercise price $5.50, volatility 138.18%, risk free interest rate of 3.33%, remaining contractual term of 12 days and dividend yield of zero. The Investment Right expired, unexercised, on September 4, 2005, and the Investment Right liability was recorded in other income.

8.	Please tell us where you have registered the option to purchase the additional shares or provide us a detailed analysis of why you believe registration was not necessary.

The question of the technical status of this “option” or “right” is now moot since its thirty-day term expired and none of the shares subject thereto was taken down by the purchasers of the shares under the Shelf Registration Statement. We appreciate the Staff’s comment with respect to the investment right granted to these investors in this transaction. The “right” granted to such investors is clearly distinguishable from the classic “option,” typically granted for a longer term. We respectfully submit that to require a separate registration statement for this 30-day right, in what was essentially, if not technically, a private placement transaction, would set forth an onerous requirement which would be of limited value to investors. If the thirty-day right or option had been exercised by such investors, the Company would then have filed, if required, an additional Rule 424(b) prospectus to describe the take down of the additional shares.

9.	Please tell us why you did not file a Rule 424(b) prospectus supplement pertaining to this sale until August 15, 2005.

We assume that this comment refers to the filing of a Rule 424(b) prospectus supplement pertaining to the sale of 500,000 shares referenced in Comment 8. The Company did not file a Rule 424(b) supplement to its prospectus until August 15, 2005, because all of the material terms of the sale were fully disclosed in Part I, Item 1, Note 12 to the Company’s Form 10-Q for the quarterly period ended June 30, 2005, filed with the Commission on August 9, 2005. That quarterly report was filed pursuant to the Securities Exchange Act of 1934, as amended, and is incorporated by reference into both of the Registration Statements.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 23

Cost of Revenue, page 24

10.	We see that “the cost of revenues doubled per the revenue earned due to items returned and remade for LG Electronics…” Please tell us the following:

•	Please quantify for us the amount of revenue previously recognized related to the products that were returned.

•	Please tell us how the company accounts for returns.

•
Tell us about your obligation to accept returns and “remake” products under the terms of your contract(s) with LG Electronics. Further, tell us how this affected your revenue recognition at the time of the initial sale.

•	Tell us about your obligation to accept returns and “remake” products and display units that were sold to your other customers.

The Company’s LCoS Supply Agreement with LG Electronics, dated as of July 1, 2004 (filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K/A filed with the Commission on July 14, 2005), provides for 120 of our LCoS Sets to be delivered to LG Electronics as qualification sets and 100 LCoS Sets to be delivered as pre-production sets, prior to LG Electronics committing to subsequent product deliveries. Pursuant to that agreement, LG Electronics agreed to pay for each qualification and pre-production set at an agreed upon purchase price. The Company remained in the qualification/pre-production period of the agreement through the second quarter of 2005.

During this period, the Company continued to make modifications to our LCoS Sets in order to meet LG Electronics’ final specifications. We note to the Staff that a complicating factor specific to LG Electronics is that the Company experienced demands for specification change from LG Electronics during that period (as disclosed in the MD&A section of our Form 10-Q for the second quarter of 2005), which resulted in higher production costs, which have been charged to cost of revenue. Sales made to LG Electronics totaled $58,050, $67,500 and $40,399 during the fourth quarter of 2004, first quarter of 2005 and second quarter of 2005, respectively. In connection with the sale of these LCoS Sets, LG Electronics returned $48,600 of defective Sets in the second quarter of 2005, related to Sets sold in the fourth quarter of 2004. These Sets were determined to be defective as a result of certain technical issues. The return of these units was not anticipated, as there have been minimal returns of product in the past as a result of defectiveness. The LG Electronics agreement provides for no right of return unless the product is defective. The agreement does provide for a warranty of one year from the date of shipment to LG Electronics related to the pre-production and qualification Sets.

The Company has accounted for sales to LG Electronics in accordance with its revenue recognition policy (i.e., evidence of an arrangement, delivery made, fee fixed and determinable, and collection reasonably assured). The Company has not reduced its revenue for estimated product returns, as, pursuant to paragraph 4 of FAS 48 “Revenue Recognition When Right of Return Exists,” this statement does not apply to sales transactions in which a customer may return defective goods.

The Company did consider whether or not a provision was necessary related to the warranty obligation; however, based on prior experience with sales to other customers, it was not deemed probable that Sets would be returned. The Company’s policy is to replace the defective product with new product, and the new product cost amounted to $38,016, which was recorded as cost of revenue in the second quarter of 2005. Management does not consider this amount material to the financial statements, which reported the following losses: $9,367,001 in fiscal 2004; $2,148,535 in the first quarter of 2005; and $3,524,447 in the second quarter of 2005.

The basic terms under which we are responsible for credit or replacement of product is the same for LG Electronics and our other current customers.

Exhibits

11.
We note that you filed exhibit 10.1 after it was executed. Therefore, the exhibit should not be filed in preliminary form. Instead, you should file the final, executed document with all blanks completed, including the blanks on the signature pages.

The Amended Second Quarter Form 10-Q contains the finally executed document with all of the blanks fully completed.

Exhibits 31.1 and 31.2

12.
The certifications required by Rule 13a-14(a) must be stated exactly as set forth in Item 601(b)(31) of Regulation S-K. Please re-file your 10-Q in its entirety, including the appropriate certifications.

The Amended Second Quarter Form 10-Q contains revised certifications, executed by the undersigned, in exactly the form set forth in Item 601(b)(31) of Regulation S-K.

Form 8-K, Filed August 29, 2005

13.	Please tell us the facts surrounding the resignation of Kim Tsuchimoto.

Ms. Tsuchimoto resigned from the Company via email on August 23, 2005. Four copies of such resignation notice are enclosed herewith. As noted in our response to Comment 6 of the Staff, Ms. Tsuchimoto resigned on August 23 in advance of our filing of the Post-Effective Amendments with the Commission. Prior to resigning, Ms. Tsuchimoto communicated to one of our employees her unwillingness to sign the Post-Effective Amendments. Since our receipt of Ms. Tsuchimoto’s resignation, there have been no communications between Ms. Tsuchimoto and any members of SpatiaLight management.

14.	Tell us whether Ms. Tsuchimoto remains employed or affiliated with SpatiaLight in any capacity.

Ms. Tsuchimoto is not employed in any capacity by the Company, effective as of August 23, 2005. To the best of the Company’s knowledge, Ms. Tsuchimoto is not affiliated with the Company as of that date.

The management of the Company appreciates the continuing cooperation and courtesy of the Staff with respect to these matters.

Sincerely,

/s/ Robert A. Olins

Robert A. Olins
Chief Executive Officer

cc:   Donald C. Hunt, Esq. Attorney Advisor, SEC
Melvin Katz, Esq., Bryan Cave LLP
Eric Rieder, Esq., Bryan Cave LLP
Andrew Fabian, SpatiaLight, Inc.
Paul Ainslie, Odenberg, Ullakko, Muranishi & Co., LLP